Exhibit 12.1
Residential Capital Corporation
Exhibit 12.1 — Computation of the Ratio of Earnings to Fixed Charges
      The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated for the years ended December 31, 2005, 2004 and 2003. For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, which we believe to be representative of the interest portion of rent expense.

	Twelve Months
	Ended December 31,

(Dollars in thousands)	2005	2004	2003

Net income	$1,020,626	$968,212	$856,815
Income tax expense	606,300	642,140	509,121
Interest expense	3,872,102	2,404,982	1,402,709
Interest portion of rental expense	38,165	30,631	29,814

Earnings available to cover fixed charges	$5,537,193	$4,045,965	$2,798,459

Fixed Charges:
Interest expense	$3,872,102	$2,404,982	$1,402,709
Interest portion of rental expense	38,165	30,631	29,814

Total fixed charges	$3,910,267	$2,435,613	$1,432,523

Ratio of earnings to fixed charges	1.42	1.66	1.95